KW 3/12

15048517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 44325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUSQUEHANNA FINANCIAL GROUP, LLLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUSQUEHANNA FINANCIAL GROUP, LLLP, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Celeste A. Stellabott, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Feb. 24, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUSQUEHANNA FINANCIAL GROUP, LLLP

(a limited liability limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Susquehanna Financial Group, LLLP

We have audited the accompanying statement of financial condition of Susquehanna Financial Group, LLLP (the "Entity") as of December 31, 2014. This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Financial Group, LLLP as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 20, 2015

SUSQUEHANNA FINANCIAL GROUP, LLLP

Statement of Financial Condition
December 31, 2014
(dollars in thousands)

ASSETS	
Cash	**$ 22**
Cash segregated under federal and other regulations	**1,500**
Receivable from clearing brokers	**135,440**
Bond interest receivable	**5,076**
Securities owned - at fair value	**705,821**
Securities purchased under agreements to resell	**187,109**
Securities borrowed	**640,708**
Accrued trading receivables	**8,349**
Receivable from affiliates	**95**
Commission receivable	**9,364**
Fixed assets (net of accumulated depreciation of $4,521)	**2,145**
Other assets	**223**
Total assets	**$ 1,695,852**
LIABILITIES AND PARTNERS' CAPITAL	
Payable to clearing broker	**$ 705**
Bond interest payable	**5,661**
Securities sold, not yet purchased - at fair value	**719,778**
Securities sold under agreements to repurchase	**392**
Securities loaned	**627,328**
Accrued trading payables	**4,053**
Payable to affiliates	**18,226**
Accrued compensation	**32,365**
Guaranteed payments to partners	**1,322**
Accrued expenses and other liabilities	**1,390**
Total liabilities	**1,411,220**
Partners' capital	**284,632**
Total liabilities and partners' capital	**$ 1,695,852**

See notes to statement of financial condition

NOTE A - ORGANIZATION

Susquehanna Financial Group, LLLP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity generally acts as an introducing broker and trades for its own account as a market-maker on the principal United States securities exchanges. The Entity is owned 99.9% by SFG Holding, LLC and 0.1% by SFG Partner, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities, commissions and related expenses on a trade-date basis.

Interest income and expense are recorded on the accrual basis.

Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining-balance method over the estimated useful life of the assets.

Repurchase and resale agreements are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements, plus accrued interest. The Entity continually monitors the fair value of the underlying securities as compared with the related receivable and payable, including accrued interest, and requests or pays additional collateral where deemed appropriate.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of financial instruments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

NOTE C - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $1,500 has been segregated in a special reserve bank account for the benefit of customers in accordance with the Entity's exemption under Section k(2)(i) of Rule 15c3-3.

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is

(dollars in thousands)

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1 Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2 Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3 Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2014:

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equities/Options/Warrants:				
Market Maker	$ 2,528	$ 2,528		
Arbitrage	5,010	3,197	$ 6	$ 1,807
Debt Securities:				
Corporate	440,171	355,309	84,862	
Government (Foreign, Treasury)	258,112	286	257,826	

The amounts presented in the above table include a net amount for those instances where the Entity holds the long and short positions for the same security symbols in different accounts.

(dollars in thousands)

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Liabilities measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equities/Options/Warrants:				
Market Maker	$ 1,943	$ 1,943		
Arbitrage	18,470	18,453	$ 17	
Debt Securities:				
Corporate	599,460	523,594	75,866	
Government (Foreign, Treasury)	99,905		99,905	

The amounts presented in the above table include a net amount for those instances where the Entity holds the long and short positions for the same security symbols in different accounts.

Equity securities owned, and equity securities sold, not yet purchased traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year.

Financial instruments classified as Level 3 in the fair value hierarchy represent the Entity's investments in warrants in which the Entity has used at least one significant unobservable input in the valuation model. Level 3 securities do not have readily available public market quotations and have been valued at fair value using methods determined in good faith by management after consideration of pertinent information. The following table represents a reconciliation of activity for the Level 3 financial instruments:

Description	Warrants
Beginning balance as of January 1, 2014	$ -
Unrealized appreciation	1,807
Ending balance as of December 31, 2014	$ 1,807

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The significant unobservable input used in the valuation that resulted in categorization within Level 3 for warrants was as follows at December 31, 2014. The item listed in the table below represents an unobservable input that individually had a significant impact on the fair value determination.

	Fair Value		Valuation	
	Assets	Liabilities	Technique	Unobservable Input
Warrants	$ 1,807		Market-based	Current performance and recovery assumptions

The Entity evaluates its pricing of Level 3 financial instruments on a daily basis using a process approved by the senior management of the Entity. All portfolio valuation decisions are made by the Entity's senior management or designees thereof. Applicable micro and macro-related valuation data is collected on each position or relevant market on an ongoing basis and is reviewed to determine if such data indicates that a change in valuation is appropriate. Valuation techniques are also reviewed for reasonableness and accuracy. Accuracy is determined by comparing the firm's expected performance of a position versus the actual performance, when applicable.

The values assigned to warrants and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed, and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

NOTE E - OFFSETTING ASSETS AND LIABILITIES

In connection with its securities borrowed, securities loaned, securities purchased under agreements to resell and securities sold under agreements to repurchase, the Entity generally enters into netting agreements and collateral agreements with its counterparties. These agreements provide the Entity with the right, in the event of a default by the counterparty (such as bankruptcy or a failure to pay or perform), to net a counterparty's rights and obligations under the agreement and to liquidate and set off collateral against any net amount owed by the counterparty. The enforceability of the netting agreement is taken into account in the Entity's risk management practices and application of counterparty credit limits. The following table presents information about the offsetting of derivative instruments and related collateral amounts.

Description	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented In the Statement Of Financial Condition
Securities borrowed	$ 1,767,174	$ (1,126,466)	$ 640,708
Securities purchased under agreements to resell	$ 399,832	$ (212,723)	$ 187,109

(dollars in thousands)

NOTE E - OFFSETTING ASSETS AND LIABILITIES (CONTINUED)

Description	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented In the Statement Of Financial Condition
Securities loaned	$ 1,753,794	$ (1,126,466)	$ 627,328
Securities sold under agreements to repurchase	$ 213,115	$ (212,723)	$ 392

NOTE F - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 4,882	$ 20,358
Debt securities	698,283	699,365
Warrants	1,807	38
Options	849	17
	$ 705,821	$ 719,778

NOTE G - SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed and securities loaned are recorded as collateralized financing based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Entity to deposit cash with the lender. With respect to securities loaned, the Entity receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of market value of the applicable securities borrowed or loaned. The Entity monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral refunded, when deemed appropriate.

Credit risk represents the potential loss that would occur if counterparties related to repurchase agreements and security lending transactions fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

NOTE H - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are primarily provided by Merrill Lynch Professional Clearing Corp. and JPMorgan Chase & Co.

(dollars in thousands)

NOTE H - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK (CONTINUED)

At December 31, 2014, substantially all of the securities owned and securities sold, not yet purchased, and the amounts receivable from and payable to clearing brokers reflected in the statement of financial condition are securities positions with and amounts due from and to these clearing brokers.

The Entity has agreed to indemnify Merrill Lynch Professional Clearing Corp. for losses that it may sustain from the customer accounts introduced by the Entity. As of December 31, 2014, there were no unsecured amounts owed to the clearing broker by these customers.

NOTE I - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna International Group, LLP ("SIG"), Susquehanna Technology Management, Inc., Susquehanna Business Development, Inc., SIG Brokerage, LP, Susquehanna Investment Management Consulting (Shanghai) Co, Ltd., Susquehanna Investment Management Consulting (Beijing Branch) Co, Ltd., Global Execution Brokers, LP and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. Included in payable to affiliates is $9,225 relating to these direct and indirect operating costs.

Susquehanna Technology Management, Inc. ("STMI") provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payable to affiliates is $626 relating to these services.

Susquehanna Business Development, Inc. performs marketing services for the Entity and various affiliates. Included in payable to affiliates is a payable for these services of $144 as of December 31, 2014.

SIG Brokerage, LP executes trades for the Entity and, in turn, receives commissions at various rates. Included in receivable from affiliates is $62 due relating to these services.

Susquehanna Investment Management Consulting (Shanghai) Co., Ltd. provides consulting services to the Entity. Included in payable to affiliates is $295 related to these services.

Susquehanna Investment Management Consulting (Beijing Branch) Co., Ltd. provides consulting services to the Entity. Included in payable to affiliates is $37 related to these services.

The Entity executes trades for various affiliates for which it receives commissions at various rates.

The Entity has an execution services agreement with Global Execution Brokers, LP. Under this agreement, Global Execution Brokers, LP executes orders for the Entity on various exchanges for which the Entity pays a monthly fee of $500, or such other amount as agreed upon by the Entity and Global Execution Brokers, LP. No payable exists as of December 31, 2014.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates is licensing fees to Waves Licensing, LLC amounting to $3,727.

Guaranteed payments are calculated based on a certain class of partners' contributed capital.

NOTE I - RELATED PARTY TRANSACTIONS (CONTINUED)

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE J- COMMITMENTS

The Entity is obligated under various non-cancelable leases for office space expiring in 2015. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year Ending December 31,	
2015	$ 577
	$ 577

Annual rent charges arising from lease commitments may be allocated to affiliates at management's discretion.

NOTE K - FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, currency risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Currency risk is the risk that the fair value of financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

NOTE K - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

The Entity purchases and sells options on securities.

The seller of a call option which is covered (e.g., the seller has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument, less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The seller of a put option which is covered (e.g., the seller has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset, in whole or in part, by any gain on the underlying instrument.

The Entity may buy or sell "high yield" bonds which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. Adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

NOTE L - DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include options, warrants and rights. The following table sets forth the fair value of the Entity's derivative financial instruments by major product type on a gross basis as of December 31, 2014:

	Approximate Annual Volume (Contracts) *	Fair Value		Statement of Financial Condition Location
		Assets	Liabilities	
Options	142	$ 849	$ 17	Securities owned; Securities sold, not yet purchased
Warrants	2,349	1,807	38	Securities owned; Securities sold, not yet purchased
Rights	1			

* Approximate annual volume of contracts shown is in thousands.

NOTE M - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2014, management has determined that there are no material uncertain income tax positions.

The Entity is no longer subject to federal, state, or local tax examinations by taxing authorities for tax years before 2009 and presently is associated with open federal examinations for tax years 2009 and 2010, as well as being associated with open state examinations with the state of California for tax years 2009 through 2011. Any resulting adjustments pursuant to the examinations would be reportable by the Entity's partners on their respective tax returns.

NOTE N - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of $250 or an amount determinable based on the market price and number of securities in which the Entity is a market-maker, not to exceed $1,000. As of December 31, 2014, the Entity had net capital of $119,909, which exceeded its requirement of $1,000 by $118,909.